Exhibit 4.7
AMENDMENT
FOR
LEASE AGREEMENT FOR MANUFACTURING FACILITIES
This Amendment made and entered into by and between
Fresenius Immobilien-Verwaltungs-GmbH & Co Objekt St. Wendel KG

– Landlord –
and

Fresenius Medical Care Deutschland GmbH, Bad Homburg v.d.H.
– Tenant –
      Whereas, as part of the formation of Fresenius Medical Care in 1996, the Landlord and the Tenant (hereinafter together referred to as “the Parties”) entered into a Lease Agreement for Manufacturing Facilities for the leased space in St. Wendel, Frankfurter Strasse 6-8, dated September 30, 1996 (hereinafter referred to as “the Lease Agreement”);
      Whereas, the Lease Agreement, as amended from time to time, had a 10-year term and shall terminate December 31, 2006;
      Whereas, by executing a Memorandum of Understanding, dated September 26, 2006, the Parties have already expressed their mutual desire to renew the Lease Agreement on comparable terms for a new term of 10 years;
      Now, Therefore, the Parties hereto agree as follows:
Section 1.          Term and Termination.
      By this Amendment Article 2 of the Lease Agreement shall read as follows:

1.	The lease relationship shall be renewed for a term of 10 years. Therefore, the Lease Agreement shall terminate December 31, 2016.

2.	The Tenant shall be entitled to exercise two (2) options of a period of ten (10) years each, provided that it exercises the respective rights simultaneously with regard to all three (3) contracts listed in Exhibit B. The options must be exercised in writing not later than on December 31, 2014 with regard to the first option and not later than on December 31, 2024 with regard to the second option. If the Tenant does not exercise any of the aforementioned options, the Landlord shall be entitled to a lump sum compensation in an amount equal to the rent for twelve (12) months on the basis of the rent for the month directly preceding the end of the lease contract, plus VAT.

3.	In the event of termination of this Lease Agreement before the agreed date for which termination the Tenant is responsible, the Tenant shall be liable for any and all damage caused thereby, in particular, but not limited to, loss of rent, incidental expenses and other charges relating to the period for which the lease has been entered into. The same shall apply vice versa should the Landlord be responsible for the termination.

Section 2.          Escalator Clause.
      By this Amendment Article 6 of the Lease Agreement shall read as follows:
      In the event that the Consumer-Price-Index for Germany determined by the Federal Statistical Office (Basis 2000 = 100) increases or decreases (in percent) in relation to its state as of December 2006, the rent shall be changed in the same proportion.
      An adjustment shall, in each case, be made as if January 1st, of the year in accordance with the state of the index in December of the preceding year.
      The Landlord shall be responsible for obtaining the authorization of the respective “Bundesamt für Wirtschaft und Ausfuhrkontrolle”, as far as legally required.
Section 3.          Others.
      As by this Amendment the Lease Agreement is prolonged, the Parties agree that the Landlord shall not be entitled to a lump sum compensation as set forth in Article 2, Section 3 of the Lease Agreement. Notwithstanding the modifications stipulated by this Amendment all other provisions of the Lease Agreement remain unchanged; this relates especially to the rent as set forth in Article 3, Section 1 of the Lease Agreement, as amended from time to time in the past due to the previous Escalator Provision as set forth in Article 6 of the Lease Agreement.
Section 4.          Governing Law.
      This agreement shall be governed by the laws of the Federal Republic of Germany.

      IN WITNESS WHEREOF, this Agreement has been duly executed and delivered by the duly authorized officers of the parties hereto on December 19, 2006.

Fresenius Immobilien-Verwaltungs-GmbH & Co Objekt St. Wendel KG Landlord	Fresenius Medical Care Deutschland GmbH Tenant
Dr. Karl-Dieter Schwab	Dr. Emanuele Gatti
Dr. Jürgen Götz	ppa. Dr. Rainer Runte

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